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As filed with the Securities and Exchange Commission on April 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UBIQUITEL INC.
(Exact name of registrant as specified in its charter)

Delaware	23-3017909
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One West Elm Street, Suite 400 Conshohocken, Pennsylvania 19428 (610) 832-3300	Donald A. Harris Chief Executive Officer and President UbiquiTel Inc. One West Elm Street, Suite 400 Conshohocken, Pennsylvania 19428 (610) 832-3300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

Andrew E. Balog, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 Telephone: (305) 579-0500 Facsimile: (305) 579-0717	Patricia E. Knese, Esq. Vice President and General Counsel UbiquiTel Inc. One West Elm Street, Suite 400 Conshohocken, Pennsylvania 19428 Telephone: (610) 832-3300 Facsimile: (610) 832-3400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.0005, issuable upon the exercise of warrants	10,910,000	$4,636,750	$375.11

(1)
Also includes an indeterminable number of additional shares of common stock which may be issued pursuant to the anti-dilution provisions of the warrants covering the shares of common stock being registered hereunder as a result of stock splits, stock dividends, recapitalizations or similar transactions, in each case in accordance with Rule 416 of the Securities Act.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low sales prices for the Common Stock reported by the Nasdaq SmallCap Market on April 15, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 23, 2003

Information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

UbiquiTel Inc.

10,910,000 Shares of Common Stock

        The selling stockholders are offering to sell for their own account under this prospectus up to 10,910,000 shares of our common stock that are issuable upon the exercise of warrants issued to them. The selling stockholders, three of whom are directors of us, have agreed to purchase the warrants and 14% Series B senior discount notes of our wholly-owned subsidiary UbiquiTel Operating Company in a series of related private placements for aggregate consideration of $10.9 million, primarily to fund the cash portion of UbiquiTel Operating Company's recent private placement debt-for-debt exchange offer. For further information about these private placements see "Summary Description of Our Business—Recent Developments." We agreed to register the shares issuable upon exercise of the warrants.

        Our common stock trades on the Nasdaq SmallCap Market under the symbol "UPCS." On April 21, 2003, the closing sale price of our common stock on the Nasdaq SmallCap Market was $0.49 per share.

        The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

You should carefully consider the risk factors beginning on page 5 of this prospectus before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

SUMMARY DESCRIPTION OF OUR BUSINESS

        This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus and the documents we have referred you to in "Incorporation of Certain Documents by Reference" on page 30 for information about us and our financial statements. As used herein, and except as the context may otherwise require, the terms "Company," "we," "us," "our" or "UbiquiTel" mean, collectively, UbiquiTel Inc., UbiquiTel Operating Company and all of their consolidated subsidiaries.

  Our Business

        We, through a management agreement between UbiquiTel Operating Company and Sprint PCS, are the exclusive provider of Sprint PCS digital wireless personal communications services ("PCS") to markets in the western and midwestern United States which include a total population of approximately 11.1 million residents. Sprint PCS has PCS licenses to cover more than 280 million people across all 50 states, Puerto Rico and the U.S. Virgin Islands. We do not own any PCS licenses in our markets or elsewhere, so generally we can only operate our business so long as we remain a network partner of Sprint PCS and Sprint PCS and related entities continue to own the PCS licenses in our markets. Sprint PCS directly operates its PCS network in major metropolitan markets throughout the United States. Sprint PCS also has entered into independent management agreements with various network partners, such as us, under which the network partners have agreed to construct and manage the PCS networks under the Sprint PCS brand name in midsize and smaller markets. Sprint PCS is not obligated to provide us with any support in connection with our business or otherwise, other than performing its contractual obligations under the management agreement and other related agreements between us.

        Sprint PCS, a wholly-owned subsidiary of Sprint Corp., a diversified telecommunications service provider, operates the largest 100% digital, 100% PCS wireless network in the United States with licenses to provide service nationwide, using code division multiple access or CDMA technology.

        From our inception on September 29, 1999 through December 31, 2002, we have incurred net losses of approximately $273.7 million. We had previously projected to generate positive cash flow from operations less capital expenditures in 2004. However, due to a number of factors, including very aggressive price competition, general economic uncertainty, higher costs for new subscriber additions than we anticipated, lower new subscriber additions than we anticipated, continuing higher rates of customer turnover than we anticipated, the recent change to the reciprocal travel rate with Sprint PCS that took effect on January 1, 2003, and potential changes to the roaming rates, we may generate positive cash flow from operations less capital expenditures a year or two later. However, our projections are subject to numerous further risks and uncertainties that are described under "Risk Factors."

        We will have to dedicate a substantial portion of any future cash flow from operations to make interest and principal payments on our debt and fund capital expenditures, which will reduce funds available for other purposes. Our operating profitability will depend on many factors, including, among others, our relationship with Sprint PCS and our ability to market Sprint PCS services, achieve projected market penetration and manage customer turnover rates.

  Recent Developments

        On February 26, 2003, our wholly-owned subsidiary UbiquiTel Operating Company completed a private placement exchange offer of $48.2 million aggregate principal amount of its new 14% senior discount notes due May 15, 2010 and $9.6 million in cash for $192.7 million aggregate principal amount of its outstanding 14% senior subordinated discount notes due April 15, 2010. On February 14, 2003, we entered into a note purchase agreement with the selling stockholders in order to raise cash to primarily fund the cash portion of UbiquiTel Operating Company's exchange offer. Under the note purchase agreement, the selling stockholders have agreed to purchase from us, at our discretion, up to approximately $14,550,000 aggregate principal amount of UbiquiTel Operating Company's Series B senior discount notes due 2008 and detachable warrants to purchase up to 10,910,000 shares of our common stock at an exercise price of $0.01 per share, for aggregate consideration of $10,910,000. As of the date of this prospectus, we have sold to the selling stockholders approximately $13,900,000 aggregate principal amount of UbiquiTel Operating Company's Series B senior discount notes due 2008 and warrants to purchase up to 10,428,974 shares of our common stock, for aggregate consideration of $10,428,974. The balance of the Series B senior discount notes and the warrants, together with the consideration payable by the selling stockholders to us for these securities, are being held in escrow pending the completion of further sales. We agreed to register the shares of our common stock underlying all of the warrants. In conjunction with the exchange offer, we also amended our senior secured credit facility, making a $15.0 million partial prepayment against our outstanding $245.0 million principal balance of term loans and permanently reducing our unused $55.0 million revolving line of credit to $50.0 million.

        We were incorporated on September 29, 1999 under the laws of Delaware. Our principal corporate offices are located at One West Elm Street, Suite 400, Conshohocken, Pennsylvania 19428 and our telephone number is (610) 832-3300. Our common stock trades on the Nasdaq SmallCap Market under the symbol "UPCS."

RISK FACTORS

        In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following factors before purchasing any of the common stock offered under this prospectus.

Risks Related to Our Business, Strategy and Operations

        We previously used Arthur Andersen LLP as our independent public accountants

        The audited consolidated balance sheet of UbiquiTel and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, independent public accountants, then as stated in their report thereon incorporated by reference herein. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corporation. On May 15, 2002, upon the recommendation of the audit committee of our board of directors, our board of directors approved the dismissal of Arthur Andersen as our independent public accountants and the appointment of PricewaterhouseCoopers LLP to serve as our independent public accountants for the fiscal year ending December 31, 2002. The audit committee of our board of directors has reappointed PricewaterhouseCoopers LLP to serve as our independent public accountants for 2003.

        Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the Securities and Exchange Commission (the "SEC") on August 31, 2002, and was sentenced to five years probation on October 16, 2002. Arthur Andersen has not consented to the incorporation by reference of their audit report in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2002. As a result, you may not be able to recover any amount from Arthur Andersen in connection with any claim that may arise out of Arthur Andersen's audit of our financial statements.

        In addition, because Arthur Andersen has ceased to practice before the SEC, it is not able to provide the updated consent which we would normally be required to file with the SEC as an exhibit to the registration statement of which this prospectus is a part. See "Experts." Arthur Andersen's failure to deliver a currently dated written consent will limit your ability to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in the registration statement, including any material misstatements or omissions in the 2001 and 2000 financial statements covered by their report.

        We have a limited operating history with a history of losses and we may not achieve or sustain operating profitability or generate sufficient cash flow to meet our obligations

        From our inception on September 29, 1999 through December 31, 2002, we have incurred net losses of approximately $273.7 million. We had previously projected to generate positive cash flow from operations less capital expenditures in 2004. However, due to a number of factors, including very aggressive price competition, general economic uncertainty, higher costs for new subscriber additions than we anticipated, lower new subscriber additions than we anticipated, continuing higher rates of customer turnover than we anticipated, the recent change to the reciprocal travel rate with Sprint PCS that took effect on January 1, 2003, and potential changes to the roaming rates, we may generate positive cash flow from operations less capital expenditures a year or two later. However, our projections are subject to numerous further risks and uncertainties that are described herein and elsewhere in "Risk Factors." Although we have substantially completed our network coverage build-out, our business could require additional capital expenditures of up to approximately $30.0 million annually for maintenance, capacity enhancements and coverage improvements, including up to approximately $10.0 million in the aggregate to comply with the minimum build-out requirements of our management agreement with Sprint PCS. Through December 31, 2002, we have incurred approximately $248.3 million of capital expenditures, exclusive of approximately $79.6 million worth of network equipment acquired as part of the Spokane market and VIA Wireless purchases. We will have to dedicate a substantial portion of future cash flow from operations, if any, to make interest and principal payments on our debt and fund capital expenditures, which will reduce funds available for other purposes. Our operating profitability will depend on many factors, including, among others, our relationship with Sprint PCS and our ability to market Sprint PCS services, achieve projected market penetration and manage customer turnover rates.

        We may not be able to sustain our growth or obtain sufficient revenue to achieve and sustain profitability. If the current trend of slower net customer growth continues, it will lengthen the amount of time it will take for us to reach a sufficient number of customers to generate positive cash flow from operations less capital expenditures, which in turn will have a negative effect on liquidity and capital resources. We incurred an operating loss of approximately $85.2 million in the year ended December 31, 2002. Our business projections reflect continuing growth in our subscriber base and a reduction and eventual elimination of operating losses as the cash flow generated by the growing subscriber base exceeds costs incurred to acquire new customers. If we acquire more new customers than we project, the upfront costs to acquire those customers (including the handset subsidy, commissions and promotional expenses) may result in greater operating losses in the near term but greater cash flows from operations in future periods. In addition, if there is a slowdown in new subscriber growth in our markets or the wireless industry generally, we may acquire fewer new customers, which would result in lower operating losses in the near term, but lower cash flows from operations, if any, in later periods.

        If we do not achieve and maintain positive cash flow from operations less capital expenditures on a timely basis, we may be unable to complete our network, operate our business in an effective or competitive manner or make required payments on our debt.

        We have experienced a high rate of customer turnover which has increased our costs of operations and reduced our revenue

        The wireless personal communications services industry in general and we and Sprint PCS in particular have experienced a higher rate of customer turnover, commonly known as churn, as compared to wireless industry averages. This churn rate has been driven higher over the past year due to the no deposit Account Spending Limit and Clear Pay programs and the removal of the deposit requirement until late February 2002. Our business plan assumes that churn will decline significantly over the course of 2003. Due to significant competition in the industry and general economic conditions, among other things, this decline may not occur and our future rate of customer turnover may be higher than our historical rate or projections. Factors that may contribute to higher churn include inability or unwillingness of customers to pay which results in involuntary deactivations, customer mix and credit class and in particular sub-prime credit class customers, customer credit terms, price and service offerings competition, network coverage and performance, customer service, the anticipated implementation of wireless local number portability in late 2003 and other competitive factors. A high rate of customer turnover adversely affects our competitive position, liquidity, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize a significant portion of the costs of initial purchases of handsets by new customers.

        We will not receive as much Sprint net travel, or roaming, revenue as we anticipated

        We are paid a fee from Sprint for every minute that a Sprint PCS subscriber based outside of our markets uses our network; we refer to such fees as travel revenue. Similarly, we pay a fee to Sprint for every minute that our customers use the Sprint PCS network outside of our markets; we refer to such fees as travel expense. Under our original agreement with Sprint PCS, the reciprocal travel rate exchanged for customers who roam into the other party's or another PCS affiliate's network, was established at $0.20 per minute. The rate was reduced from the original $0.20 per minute of use to $0.15 per minute of use beginning June 1, 2001, and to $0.12 per minute of use beginning October 1, 2001. The rate was reduced to $0.10 per minute for 2002. We received notice from Sprint that our reciprocal travel rate changed to $0.058 per minute effective January 1, 2003. We are currently evaluating our contractual and legal remedies with respect to this most recent change to the reciprocal travel rate to determine if this action was appropriate and authorized under our management agreement with Sprint PCS, although the availability of any remedies for the reduction of the travel rate may be limited. Because Sprint has done so in the past, there can be no assurance that this rate will not be reduced by Sprint further in future years. With a ratio of travel revenue to travel expense of approximately two to one during the year ended December 31, 2002 and an expected continued favorable net travel position in the next few years, the lower travel rate has increased our operating losses and could further increase our expected operating losses and reduce our liquidity projections during the next two or three years.

        If we are not able to maintain the listing of our common stock on the Nasdaq SmallCap Market, shareholders may have difficulty trading their shares and we will have greater difficulty accessing the capital markets

        The listing of UbiquiTel's common stock was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market effective November 1, 2002 because the closing bid price of the common stock had fallen below $1.00 for 30 consecutive trading days as of July 2002 and failed to regain compliance with the minimum bid price of $1.00 for 10 consecutive trading days prior to the transfer. By transferring to the Nasdaq SmallCap Market, we had until January 21, 2003 to satisfy the minimum closing bid price requirement, which was not met during such period. Nasdaq notified us in January 2003 that we have been provided an additional 180-day grace period, or until July 18, 2003, to regain compliance with the Nasdaq SmallCap Market's $1.00 minimum bid price per share requirement. Consequently, in order for us to maintain our listing on the Nasdaq SmallCap Market, the bid price of our common stock must close at $1.00 per share or more for a minimum of 10 consecutive trading days before July 18, 2003. Presently, if we are not able to regain compliance with the minimum closing bid price requirement by that date, Nasdaq has advised us that it will provide written notification to us that our common stock will be delisted, at which time we may appeal Nasdaq's determination to its listing qualifications panel. However, Nasdaq recently revised its listing rules and we may be eligible for an additional 90-day grace period at that date provided we meet specified listing requirements. We are unable to presently determine whether we will be eligible for any additional permitted grace period to comply with the bid price requirement or whether an extended grace period will be sufficient for us to regain compliance with the bid price requirement. If our common stock is delisted from the Nasdaq SmallCap Market, we would be forced to list our common stock on the OTC Bulletin Board or some other quotation medium, depending upon our ability to meet the specific requirements of those quotation systems. Selling our common stock would be more difficult because smaller quantities of shares would likely be bought and sold and transactions could be delayed. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock. If this happens, we will have greater difficulty accessing the capital markets to raise any additional necessary capital.

        In addition, if our common stock is not listed on the Nasdaq SmallCap Market, we may become subject to Rule 15g-9 under the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker-dealers that sell low-priced securities, referred to as "penny stocks," to persons other than established subscribers and institutional accredited investors. A penny stock is generally any equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq SmallCap Market. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of holders to sell shares of our common stock in the secondary market and the price at which such holders can sell any shares of our common stock.

        Our stock price has suffered significant declines and has been and may continue to be volatile and shareholders may not be able to sell their shares at or above the price they paid for them

        The market price of our common stock is subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

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  quarterly variations in our operating results;

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  operating results that vary from the expectations of securities analysts and investors;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  changes in our relationship and that of other PCS affiliates with Sprint PCS;

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  announcements by Sprint concerning developments or changes in its business, financial condition or results of operations, or in its expectations as to future financial performance;

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  actual or potential defaults in bank covenants by us, Sprint or other PCS affiliates of Sprint, which may result in a perception that we are unable to comply with our bank covenants;

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  announcements of technological innovations or changes to, or new, products and services by Sprint PCS or our competitors;

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  changes in results of operations, market valuations and investor perceptions of Sprint, PCS affiliates of Sprint or of other companies in the telecommunications industry in general and the wireless industry in particular, including our competitors;

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  changes in laws and regulations;

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  announcements by third parties of significant claims or proceedings against us;

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  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

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  general economic and competitive conditions.

        Future sales of shares of our common stock may negatively affect our stock price

        As a result of our acquisition of VIA Wireless LLC in August 2001, the shareholders of the members of VIA Wireless and certain employees of VIA Wireless received 16.4 million shares of our common stock, representing approximately 20% of the outstanding shares of our common stock at the time of issuance. Aside from the registration statement on Form S-3 registering the shares covered by this prospectus, we have on file a registration statement on Form S-3 registering for resale the shares of our common stock received by the sellers of VIA Wireless in the acquisition. As of March 12, 2003, the holders had resold approximately 5.7 million shares under that Form S-3.

        Additionally, approximately 17.1 million of our shares of outstanding common stock as of March 12, 2003 are owned by certain of our executive officers and directors and their affiliates and other persons holding restricted shares, and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. Approximately 66% of our outstanding shares of common stock as of March 12, 2003 are freely tradable without restriction. Holders of approximately 22% of our shares of outstanding common stock that are or were restricted shares also have the right to register the resales of their shares of common stock with the SEC under registration rights agreements.

        Sales of substantial amounts of shares of our common stock, or even the potential for such sales, could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities.

        Because we face intense competition in our markets, we have been recently challenged by a number of adverse factors that diminish our ability to meet our financial projections and achieve profitability

        We compete throughout our markets with both cellular and PCS providers. As a result of competition, prices of wireless services have dramatically dropped and are expected to continue to do so until there are fewer cellular and PCS providers through consolidation or otherwise, because there are low marginal costs associated with providing an additional increment of airtime. Although we face Verizon Wireless, AT&T Wireless Services, Cingular, VoiceStream and Nextel, the other five national wireless operators, in the majority of our markets, Verizon and AT&T are in all of our markets and provide the most competition for market share because in most cases they are the incumbent providers. Competition also spans operators using different competing digital technologies. We also face competition from resellers in certain markets, which provide wireless services to customers but do not hold Federal Communications Commission licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public.

        In addition, we compete with existing communications technologies such as paging, enhanced specialized mobile radio service dispatch and conventional telephone companies in our markets. Potential users of wireless personal communications services systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not want to speak to the caller. In the future, we expect to face increased competition from entities providing similar services using the same, similar or other communications technologies, including satellite-based telecommunications and wireless cable systems and other traditional telephone networks. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

        Many of our competitors have significantly greater financial and technical resources and subscriber bases than we do. Some of our competitors also have well established infrastructures, marketing programs and brand names. In addition, some of our competitors may be able to offer regional coverage in areas not served by the Sprint PCS network, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those we offer. PCS operators compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint. Our success, therefore, is, to a large extent, dependent on Sprint's ability to distinguish itself from competitors by marketing and anticipating and responding to various competitive factors affecting the wireless industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. To the extent that Sprint is not able to keep pace with technological advances or fails to respond timely to changes in competitive factors in the wireless industry, it could cause us to lose market share or experience a decline in revenue. Recently, there has been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to a smaller number of larger competitors over time, which may alleviate pricing pressure within the industry. These larger competitors may have substantial resources or may be able to offer a variety of services to a large customer base.

        Our business has recently been challenged by a number of adverse factors that will likely cause us to generate positive cash flow from operations less capital expenditures a year or two later than originally projected, which was 2004. However, our projections are subject to numerous risks and uncertainties that are described herein and elsewhere in "Risk Factors." Such adverse factors include:

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  very aggressive price competition in our markets;

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  general economic conditions in our markets have not been positive, further affecting subscriber growth and customer turnover;

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  higher costs for new subscriber additions than we anticipated;

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  lower new subscriber additions than we anticipated;

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  continuing higher rates of customer turnover than we anticipated; and

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  the recent change to the reciprocal travel rate with Sprint PCS that took effect on January 1, 2003.

        In addition, there are other factors that could contribute to a continuation of challenging business conditions for us. These include:

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  uncertainty whether our expected level of capital expenditures will be sufficient to support our PCS network and complete the build-out of it;

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  uncertainty about charges that Sprint may seek to impose upon us and further reductions in our travel rate; and

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  uncertainty about reductions in roaming rates.

        Our ability to meet our financial projections and achieve profitability is dependent upon our ability to manage and overcome some, if not all, of the aforementioned factors.

        We will incur additional amortization expense as a result of acquiring intangible assets in connection with our acquisition of VIA Wireless, which will result in a charge against our revenues

        Our acquisition of VIA Wireless in 2001 was accounted for using the purchase method of accounting, which means assets and liabilities of VIA Wireless, including its intangible assets, were recorded on our balance sheet at their fair market value. We paid approximately $202.1 million for VIA Wireless in the form of common stock valued at approximately $122.0 million and assumed debt of approximately $80.1 million (which was reduced to $30.1 million on a net basis after giving effect to the post-closing sale of the VIA Wireless California PCS licenses for $50.0 million in cash). As of December 31, 2002, our net intangible assets related to the acquisition of VIA Wireless, other than goodwill, were $75.9 million, representing approximately 14% of our total assets as of December 31, 2002. Our intangible assets, other than goodwill, are amortized over periods ranging from 20 months to 18 years. There can be no assurance that the value of the intangible assets will ever be realized by us. Any future determination requiring the write-off of a significant portion of our unamortized intangible assets would have an adverse effect on our results of operations.

        Because we depend heavily on several national communication site management companies for their radio communications sites for the operation of our network, the insolvency or financial difficulty of one or more of these companies may disrupt our services temporarily in certain portions of our markets and cause us to incur greater capital and operating expenditures

        We lease a significant amount of the radio communications sites for our network through master lease agreements with several national communication site management companies. A number of these companies are experiencing financial difficulties and one has filed for protection from creditors under the federal bankruptcy code. If one or more of these companies becomes insolvent, a portion of our network could have a temporary disruption in service and there could be a material increase in our capital and operating expenditures to replace the insolvent provider.

        We may not be able to compete with potential acquirors for acquisitions to expand our territory, or successfully overcome risks associated with expanding our territory through acquisitions, which could have a material adverse effect on our business and reduce the market value of our securities

        There has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. Aside from our acquisition of VIA Wireless in August 2001, we may attempt to further expand our territory through acquisitions of other PCS affiliates of Sprint or through the grant of additional markets from Sprint. If we expand our operations through acquisitions, we will compete with other potential acquirors, some of which may have greater financial or operational resources than us. Any expansion through an acquisition may require the approval of Sprint. Expansion could involve a number of risks, including the:

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  difficulty of assimilating acquired operations and personnel;

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  diversion of management's attention;

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  disruption of ongoing business;

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  impact on our cash and available credit lines for use in financing future growth and working capital needs;

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  inability to retain key personnel;

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  inability to maintain uniform standards, controls, procedures and policies; and

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  impairment of relationships with employees, customers or vendors.

        The failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with these transactions, we also may issue additional equity securities, incur additional debt or incur significant amortization expenses related to intangible assets.

        Our certificate of incorporation and bylaws include provisions that may discourage a change of control transaction

        Some provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of us. For example, we have a staggered board of directors, the members of which may only be removed for cause, authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, and our shareholders may not take actions by written consent and are limited in their ability to make proposals at shareholder meetings.

Risks Particular to Our Indebtedness

        We have substantial senior secured bank debt which we may not be able to service and which may result in our lenders controlling our assets in an event of default

        We have substantial outstanding indebtedness. We had a senior secured credit facility with $245.0 million outstanding at December 31, 2002, which was subsequently reduced to $230.0 million in February 2003. The reduction was due to the $15.0 million partial prepayment against the outstanding principal balance of the term loans in conjunction with the closing of UbiquiTel Operating Company's debt-for-debt exchange offer, and pursuant to which we also permanently reduced our unused $55.0 million revolving line of credit by $5.0 million to $50.0 million.

        Our substantial senior secured debt has a number of important consequences for our operations, including the following:

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  due to the liens on substantially all of our assets and the pledges of equity interests of our existing subsidiaries that secure our senior secured credit facility, senior lenders may control our assets or subsidiaries upon a default;

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  if the assets pledged to our senior secured creditors are not sufficient to satisfy their claims in a bankruptcy, there will be virtually no assets available to satisfy holders of our other debt;

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  we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

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  we may not be able to obtain additional financing, if needed, for capital requirements, capital expenditures, working capital requirements or other corporate purposes;

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  we believe we are more highly leveraged than some of our competitors, which may put us at a competitive disadvantage; and

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  our borrowings under our senior secured credit facility are and will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates.

        The rate of interest on the facility is presently based on a margin above the London interbank offered rate (LIBOR). Our weighted average borrowing rate on variable rate borrowings was 6.2% for the year ended December 31, 2002. Increases in a market interest rate will result in additional cash interest costs.

        Our ability to make payments on any of our debt depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner, or at all. The senior secured credit facility limits our ability to take several of these actions. Our failure to generate sufficient funds to pay our debt would materially adversely affect the market value of our securities.

        If we do not meet all of the conditions required under our senior secured credit facility, we may not be able to draw down all of the funds we anticipate receiving from our senior lenders and we may not be able to fund operating losses and working capital needs

        We currently have $230.0 million outstanding under our senior secured credit facility. Our ability to borrow funds under our senior secured credit facility's current unused $50.0 million revolving line of credit could be terminated due to our failure to comply with specific conditions on each funding date, including the following:

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  that the representations and warranties in our loan documents are true and correct in all material respects;

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  that certain of our financial and operating covenants are satisfied, including maintaining certain financial ratios and maintaining minimum cash balances, reaching defined subscriber growth and network covered population goals, and minimum quarterly service revenues;

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  that our cash balance (as defined in the credit facility) is below $25.0 million; and

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  the absence of a default under our loan documents.

        We are currently in compliance with all financial and operating covenants relating to the senior secured credit facility. However, there is uncertainty as to our ability to continue to comply with such financial and operating covenants prior to generating positive cash flow from operations less capital expenditures. If our business does not generate the results required by the covenants in the senior secured credit facility, our ability to make borrowings under the revolving line of credit required to operate our business would be restricted or terminated and the credit facility could be declared in default. Such a restriction, termination or declaration of default would have a material adverse effect on our liquidity. Prior to amending the senior secured credit facility in conjunction with UbiquiTel Operating Company's debt-for-debt exchange offer, we amended the senior secured credit facility during 2001 in connection with, and to give effect to, the acquisition of VIA Wireless and again during the third quarter of 2002 due to a lower travel rate from Sprint PCS, lower new subscriber additions than we anticipated and higher rates of customer turnover than we anticipated as a result of which certain of the financial and operating covenants under the senior secured credit facility, including those concerning minimum subscriber growth and earnings before interest, taxes, depreciation and amortization, were amended to be less restrictive.

        Our senior secured indebtedness places restrictions on us which may limit our operating flexibility and our ability to pay interest on the 14% Senior Discount Notes and 14% Series B Senior Discount Notes issued in February 2003 and the 14% Senior Subordinated Discount Notes issued in 2000

        Our senior secured credit facility imposes material operating and financial restrictions on us. These restrictions, subject to ordinary course of business exceptions, limit our ability to engage in some transactions, including the following:

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  borrowing additional money;

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  selling assets;

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  mergers or consolidations;

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  making investments; and

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  repurchasing the new notes issued in February 2003 and the existing notes.

        These restrictions limit our ability to obtain debt financing, repurchase outstanding notes, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt and react to changes in our operating environment.

        If we default under our senior secured credit facility, our lenders may declare our debt immediately due and payable and Sprint may force us to sell our assets to it on terms that have been agreed upon and that are disadvantageous to us

        Our senior secured credit facility requires that we comply with specified financial ratios and other performance covenants. If we fail to comply with these covenants or we default on our obligations under our senior secured credit facility, our lenders may accelerate the maturity of our debt. If our lenders accelerate our debt, Sprint has the option to purchase our operating assets at a discount to market value on terms that have been agreed upon and that are disadvantageous to us and assume our obligations under the senior secured credit facility. If Sprint does not exercise this option, our lenders may sell our assets to third parties. If Sprint provides notice to our lenders that we are in breach of our management agreement with Sprint PCS and, as a result, our obligations under the credit agreement are accelerated and Sprint does not elect to operate our business, our lenders may designate a third party to operate our business or cause our assets to be sold. In any such case, there is a material risk we will not be able to make payments on our other debt and that our common stock will become worthless. For a further description of Sprint PCS' default remedies under the management agreement, see "Risks Particular to Our Relationship with Sprint PCS—The termination of our management agreement with Sprint PCS or Sprint's failure to perform its obligations under the agreement would severely impair our ability to conduct our business and, if our management agreement is terminated, Sprint may purchase our operating assets at a discount to market value on terms that have been agreed to and that are disadvantageous to us."

Risks Particular to Our Relationship with Sprint PCS

        The termination of our management agreement with Sprint PCS or Sprint's failure to perform its obligations under the agreement would severely impair our ability to conduct our business and, if our management agreement is terminated, Sprint may purchase our operating assets at a discount to market value on terms that have been agreed to and that are disadvantageous to us

        Because we do not own the licenses to operate our wireless network, our ability to offer products and services and our PCS network's operation are dependent on our agreements with Sprint PCS remaining in effect. Our management agreement with Sprint PCS is subject to termination. Sprint is not obligated to provide us with any support in connection with our business or otherwise, other than performing its contractual obligations under the management agreement and other related agreements between us. Sprint can choose not to renew the agreement at the expiration of the 20-year initial term in 2018 or any ten-year renewal term. In any event, our management agreement with Sprint PCS terminates in 50 years. In addition, our agreements with Sprint PCS can be terminated by Sprint if we breach any material terms. We are also dependent on Sprint's ability to perform its obligations under our agreements. The non-renewal or termination of our management agreement with Sprint PCS, or the failure of Sprint to perform its obligations under our management agreement, would severely impair our ability to conduct our business. If our management agreement is terminated, we may be required to sell our operating assets to Sprint. This sale may take place for a price equal to 72% of our entire business value, subject to the valuation criteria and procedures provided in our management agreement with Sprint PCS. The provisions of our management agreement that allow Sprint to purchase our operating assets at a discount may limit our ability to sell our business, reduce the value a buyer would be willing to pay for our business and limit our ability to obtain new investment or support from any source. If we were to file for bankruptcy, the management agreement would provide Sprint with various remedies, including purchase rights at a discount to market value, though we cannot predict if or to what extent remedies would be enforceable. In addition, we would be very reluctant to reject the management agreement under Section 365 of the federal bankruptcy code because we cannot conduct our business without the management agreement. If Sprint PCS were to file for bankruptcy, Sprint PCS could reject the management agreement under Section 365 of the federal bankruptcy code.

The management agreement would provide us various remedies, including purchase and put rights, though we cannot predict if or to what extent our remedies would be enforceable. In any event, a bankruptcy by Sprint PCS could severely restrict our ability to conduct our business for the reasons set forth above.

        Sprint may make business decisions that are not in our best interests, which may adversely affect our relationship with customers in our markets, increase our expenses and/or decrease our revenues

        Sprint, under the Sprint PCS agreements, has a substantial amount of control over the conduct of our business. Conflicts between us and Sprint may arise, and because Sprint owes us no duties except as set forth in the agreements, these conflicts may not be resolved in our favor. Accordingly, Sprint has and may continue to make decisions that adversely affect our business, such as the following:

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  Sprint prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

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  Sprint could develop products and services or establish credit policies, such as the "Clear Pay" program (as described below under "Changes in Sprint PCS products and services and credit policies may adversely affect customer retention and/or bad debt expense and/or reduce customer additions"), that could adversely affect our results of operations;

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  Sprint could raise the costs it charges us to perform back office services or maintain the costs above those expected, reduce levels of services or otherwise seek to increase expenses and other amounts charged;

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  Sprint, as it has done in the past, could further reduce the travel rate it pays to us for Sprint PCS customers who travel into and use our network;

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  Sprint has sought to charge us more as a result of launching the "third generation" or 3G technology called "one times radio transmission technology" or 1XRTT;

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  Sprint could prohibit us from selling non-Sprint PCS approved equipment;

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  Sprint could, subject to limitations under our Sprint PCS agreements, alter its network and technical requirements, which could result in increased equipment and build-out costs;

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  Sprint could request that we build out additional areas within our markets, which if undertaken, could result in less return on investment or a reduction of our licensed population if we decline to build the requested area;

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  Sprint could make decisions that could adversely affect the Sprint and Sprint PCS brand names, products or services; and

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  Sprint could decide not to renew the Sprint PCS agreements or to no longer perform its obligations, which would severely restrict our ability to conduct our business.

        Sprint has and may continue to make decisions with regard to one or more of the foregoing which could further adversely affect our relationships with customers in our markets, increase our expenses and/or decrease our revenues.

        Because we do not own the licenses to operate the PCS networks in our markets, we can only operate our business so long as we remain a PCS affiliate of Sprint and Sprint PCS continues to own such licenses

        Our ability to offer products and services and our PCS network's operations are dependent on our agreements with Sprint PCS remaining in effect. We are further dependent on Sprint PCS' continued ownership of the licenses to operate the PCS networks in our markets, which are subject to renewal and revocation by the Federal Communications Commission. Sprint PCS' licenses in our markets will expire in 2004 through 2007, but may be renewed for additional ten-year terms. Although we expect the licenses to be renewed, there may be opposition to renewal of Sprint PCS' licenses upon their expiration, and the Sprint PCS licenses may not be renewed. The FCC has adopted specific standards that apply to PCS license renewals. Any failure by Sprint PCS or us to comply with these standards could cause revocation or forfeiture of the Sprint PCS licenses for our markets. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the five-year and ten-year construction requirements for each of its PCS licenses, it can lose the affected licenses and be ineligible to regain them. If our agreements with Sprint PCS cease to remain in effect for any reason whatsoever or Sprint PCS loses any of its licenses in our markets, we would be materially impaired in our ability to conduct our business.

        Sprint may terminate our management agreement and purchase our operating assets at a discount to market value on terms disadvantageous to us, and we would no longer be able to offer Sprint PCS services, if, among other things, we fail to complete the build-out of our PCS network by specified dates or fail to meet the technical standards contained in the agreement

        Our agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames. Our agreements with Sprint PCS require us to build our PCS network in accordance with Sprint PCS' technical requirements. Sprint can, at any time with at least 30 days' prior notice to us, adjust the technical requirements for the network. Some of the radio communications sites in our remaining build-out will require us to obtain zoning variances or other local governmental or third party approvals or permits. To complete our build-out, we must retain rights to a sufficient number of tower sites, which requires us to obtain local regulatory approvals. In some instances, local governmental authorities have placed moratoriums on the construction of additional towers and radio communications sites. A failure to meet our build-out requirements for any one of our individual markets or a failure to meet the technical requirements would constitute a breach of our management agreement with Sprint PCS that could lead to a termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services, and we may be required to sell our operating assets to Sprint on terms that have been agreed to and that are disadvantageous to us. This sale may take place without approval of our shareholders and for a price equal to 72% of our entire business value, subject to the valuation criteria and procedures provided in our management agreement with Sprint PCS.

        We may need more capital than we currently project to build out our remaining portion of the Sprint PCS network and maintain the quality of service in our portion of the network through capacity enhancements; and if we fail to obtain required additional capital, we may not have sufficient funds to complete our build-out or comply with the quality of service technical standards in accordance with the terms of our management agreement with Sprint PCS and Sprint may terminate our management agreement and purchase our operating assets at a discount to market value on terms that have been agreed to and that are disadvantageous to us

        Although we have substantially completed our network coverage build-out, our business could require additional capital expenditures of up to approximately $30.0 million annually for maintenance, capacity enhancements and coverage improvements, and is expected to include up to approximately $10.0 million in the aggregate to comply with the minimum build-out requirements of our management agreement with Sprint PCS. As part of our build-out, we must successfully lease or otherwise retain rights to a sufficient number of radio communications and network control sites, complete the purchase and installation of equipment, build out the physical infrastructure and test the network. Additional funds could be required for a variety of reasons, including unanticipated expenses or operating losses. We will face significant limitations on our ability to obtain additional funds. Even if those funds are available, we may not be able to obtain them on a timely basis, or on terms acceptable to us or within limitations permitted by our debt agreements. Failure to obtain additional funds, should the need for them develop, would result in the delay or abandonment of our development and expansion plans. If we do not have sufficient funds to complete our build-out, we will be in breach of our management agreement with Sprint PCS and under our debt agreements. If Sprint terminates our management agreement as a result of this breach, we may be required to sell our operating assets to Sprint at a discount to market value on terms that have been agreed to and that are disadvantageous to us.

        Changes in Sprint PCS products and services and credit policies may adversely affect customer retention and/or bad debt expense and/or reduce customer additions

        The competitiveness of Sprint PCS products and services is a key factor in our ability to attract and retain customers. Under the Sprint PCS service plans, customers who do not meet certain credit criteria can nevertheless select any plan offered subject to an account spending limit, referred to as ASL, to control credit exposure. Account spending limits range from $125 to $200 depending on the credit quality of the customer. Prior to May 2001, all of these customers were required to pay a deposit ranging from $125 to $200 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on all credit classes, a program referred to as no deposit ASL. As a result, a significant amount of our new customer additions have been under the no deposit ASL program. In late 2001, the no deposit ASL program was replaced by the "Clear Pay" program, which re-instated the deposit requirement for the lowest credit class and featured increased back office control with respect to credit collection efforts. We re-instituted deposit requirements for all new sub-prime credit quality subscribers in the Clear Pay program in late February 2002 and we believe that this policy has reduced and will further reduce our future bad debt exposure. Sprint may end or materially change the terms of the Clear Pay program. If Sprint eliminates the Clear Pay program or alters its features, the growth rate we expect to achieve may decrease, or our customer retention and bad debt could be materially adversely affected.

        The re-instatement of deposits in late February 2002 in connection with the Clear Pay program had a significant negative impact on gross customer additions during the last five weeks of the three months ended March 31, 2002 and during the remainder of 2002. While deposits for Clear Pay customers provide us with protection against bad debt expense for sub-prime customers, it has and may continue to deter some people with sub-prime credit from becoming subscribers. As a result, our gross additions have declined and may continue to do so, which may further result in lower cash flows and impair our ability to service our debt. As of December 31, 2002, 29% of our approximate 257,000 subscribers had a credit rating placing them in the sub-prime category, including 15% with deposits.

        Sprint's failure to timely and accurately generate revenue and cost data for the compilation of our financial statements and other financial disclosures could have a material adverse effect on our business

        We place substantial reliance on the timeliness, accuracy and sufficiency of revenue and cost data and information generated by Sprint for the compilation of our financial statements and other financial disclosures, including substantial portions of our revenues, expenses and accounts receivable. As part of our agreements, we outsource several functions to Sprint including billing, customer care, national network operations support, inventory logistics support, long distance transport and national retailer sales support. The data provided by Sprint is the primary source for our recognition of service revenue and a significant portion of our selling and marketing and cost of service and operations expenses. In certain cases, the data is provided at a level of detail that is not adequate for us to verify for accuracy back to the originating source. We rely on Sprint to have designed adequate internal controls with respect to the processes established to provide this data. Because of this reliance, we are dependent on Sprint to periodically evaluate the effectiveness of these controls and report any significant deficiencies and weaknesses in the design or operation of these controls that could have a material impact on our financial statements and disclosures. Sprint provides an annual evaluation of these controls to us by engaging its independent auditors to provide a "Report on Controls Placed in Operation and Tests of

Operating Effectiveness for Affiliates" under guidance provided in Statement of Auditing Standards No. 70 ("SAS 70"). There can be no assurance that the SAS 70 procedures will identify all weaknesses that might be material to us. Although we are not presently aware of any material errors affecting us, errors that are not reconciled on a timely basis by Sprint could cause us to misstate our revenues or expenses and could result in out-of-period adjustments that may materially adversely affect our financial results and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, if we or any other PCS affiliate of Sprint find significant errors in information provided by Sprint which causes a restatement of financial statements or otherwise affects us, investors and the investment community may lose confidence in us. In late February 2003, iPCS, Inc., a PCS affiliate of Sprint, filed for bankruptcy protection under Chapter 11 of the federal bankruptcy code and concurrently brought an adversarial action against Sprint alleging, among other things, that Sprint had failed to remit certain amounts owed to iPCS under its agreements with Sprint. Should Sprint fail to deliver timely, accurate and sufficient information, this could lead to a greater degree of uncertainty in our business and financial planning and may lead to adverse short-term decisions. In addition, the failure of Sprint to remit current or future amounts owing to PCS affiliates of Sprint, including us, could lead to actions on the part of us or other PCS affiliates of Sprint to enforce rights under the Sprint agreements and other remedies available under applicable law.

        Our dependence on Sprint for services may limit our ability to reduce costs, which could adversely affect our liquidity and results of operations

        A portion of cost of service and operations in our financial statements relates to charges from Sprint. As a result, a portion of our cost of service and operations is outside our control. There can be no assurance that Sprint will lower its operating costs, or, if these costs are lowered, that Sprint will pass along savings to its PCS affiliates. If these costs are more than we anticipate in our business plan, it could adversely affect our liquidity and results of operations and, as noted below, our ability to replace Sprint with lower cost providers may be limited.

        The inability of Sprint to provide high quality back office services, or our inability to use Sprint's back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increase customer turnover or otherwise disrupt our business and increase our costs

        We rely on Sprint's internal support systems, including customer care, billing and other back office support. We also depend on Sprint's willingness to continue to offer these services and to provide these services effectively and at competitive costs. Our operations could be disrupted if Sprint is unable to maintain and expand these back office services and systems in a high quality manner, or to efficiently outsource those services and systems through third party vendors. The rapid expansion of Sprint's business, together with cost pressures, is expected to continue to pose a significant challenge to its internal support systems. Sprint recently has consolidated and made reductions in its customer service support structure and may continue to do so in the future, which may have an adverse effect on our churn rate. Sprint has relied on third party vendors for a significant number of important functions, including billing, and components of its internal support systems and may continue to rely on outside vendors in the future or may take these systems in-house. Any significant system change, such as a billing system conversion, could create short-term adverse business consequences for us including increased levels of customer turnover and overall lower customer satisfaction, among others. Our Sprint PCS agreement provides that, upon nine months' prior written notice, Sprint may elect to terminate any of these services. The inability of Sprint to provide or maintain high quality back office services, or our inability to use Sprint's back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increase customer turnover or otherwise disrupt our business and increase our costs. Sprint has become aware of customer dissatisfaction with its customer service and in that regard has recently announced that it is undertaking initiatives to improve customer service. If Sprint elects to significantly increase the amount it charges us for any of these services, our operating expenses will increase, and our operating income and available cash would be reduced. Further, our ability to replace Sprint in providing back office services may be limited. While our agreements with Sprint PCS allow us to use third-party vendors to provide certain of these services instead of Sprint, start up costs may significantly limit our ability to use back office services provided by anyone other than Sprint. This could limit our ability to lower our operating costs.

        If Sprint attempts to pass along new charges and fees that are material and not anticipated by us in formulating our business plan, they could materially and adversely affect our results of operations and financial condition

        Sprint has notified us of new charges and fees that we did not expect when we formulated our business plan. These new charges and fees include undetermined development costs to upgrade Sprint's billing system to cover new third generation technology (known as 1XRTT) services offered to our customers. We have discussed with Sprint whether there is a basis for these new charges and fees under our management and services agreements with Sprint PCS. If we disagree with Sprint on the validity of these (or any other) new charges or fees, we have the right to formally dispute the charges or fees. We cannot now determine whether these charges and fees are material. If they are material, and if Sprint is entitled to collect them, they could have a material adverse effect on our results of operations or financial condition or both.

        If Sprint PCS does not complete the construction of its nationwide PCS network, we may not be able to attract and retain customers

        Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its PCS affiliates. Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into management agreements similar to ours with companies in other markets under its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of other PCS affiliates of Sprint. Sprint PCS' network may not provide nationwide coverage to the same extent as its competitors, which would adversely affect our ability to attract and retain customers.

        If Sprint or other PCS affiliates of Sprint have financial difficulties, the Sprint PCS network could be disrupted

        Sprint PCS' national network is a combination of networks. The large metropolitan areas are owned and operated by Sprint PCS, and the areas in between them are owned and operated by PCS affiliates of Sprint, all of which are independent companies like us. We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks. If any of these companies experience financial difficulties, the Sprint PCS network could be disrupted in that company's territory, which would adversely affect our ability to attract and retain customers.

        A PCS affiliate of Sprint, iPCS, Inc., recently filed for bankruptcy protection under Chapter 11 of the federal bankruptcy code. The impact of these developments on the Sprint PCS network and our relationship with Sprint PCS and on our travel revenue from subscribers roaming in iPCS markets may be materially adverse to us.

        Certain provisions of our Sprint PCS agreements may diminish the value of our securities and restrict the sale of our business

        In certain specified circumstances, including in the event of our bankruptcy, Sprint may purchase our operating assets or capital stock at a discount. In addition, any change of control of our ownership, any assignment of our management agreement with Sprint PCS and any acquisition by us of another PCS affiliate of Sprint is subject to Sprint's approval. Sprint has a right of first refusal if we decide to sell our operating assets to a third party. We also are subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of UbiquiTel or our operating assets to competitors of Sprint. These restrictions and other restrictions contained in our management agreement with Sprint PCS could adversely affect the value of our securities, may limit our ability to sell our business, may reduce the value a buyer would be willing to pay for our business and may operate to reduce our "entire business value," as defined in our management agreement with Sprint PCS.

        We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations

        We depend on our relationship with Sprint PCS to obtain handsets at a competitive cost. Sprint PCS orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets at a competitive cost and in a timely manner if:

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  Sprint PCS does not adequately project the needs for handsets for its own markets, the PCS affiliates of Sprint and its other third party distribution channels, particularly during a transition to new technologies, such as 3G;

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  we do not adequately project our need for handsets;

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  Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

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  there is an adverse development in the relationship between Sprint and its suppliers or vendors.

        The occurrence of any of the foregoing could disrupt customer service and/or result in a decrease in our subscribers and projected subscribed additions, which could adversely affect our results of operations.

        We rely on the use of the Sprint PCS brand name and logo to market our services, and a loss of use of this brand and logo or a decrease in the attractiveness of this brand and logo to potential customers would significantly impair our ability to market our products

        The Sprint PCS brand and logo is highly recognizable. If we lose our rights to use the Sprint PCS brand and logo under our trademark and service mark license agreements, we would lose the advantages associated with marketing efforts conducted by Sprint PCS. If we lose the rights to use this brand and logo or the value of the brand and logo decreases, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition.

Risks Particular to Our Industry

        Significant competition in the wireless communications services industry may result in our competitors offering new or better products and services or lower prices, which could prevent us from attaining operating profitability

        Competition in the wireless telecommunications industry is intense. We anticipate that competition will cause prices for wireless products and services to decline in the future and the cost to acquire new customers to remain high. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

        Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint's consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors on the introduction of new local pricing plans and products, services and equipment. Most of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and Internet access, with their wireless communications services. Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors over time and reduced price competition. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do. In addition, we may be at a competitive disadvantage because we may be more highly leveraged than some of our competitors.

        Market saturation could limit or decrease our rate of new subscriber additions

        Intense competition in the wireless communications industry could cause prices for wireless products and services to continue to decline. If prices drop, then our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitors' penetration rates in our markets increase over time, our rate of adding net subscribers could decrease. If this decrease were to happen it could materially adversely affect our liquidity, financial condition and results of operations.

        We are a consumer business and a recession in the United States involving significantly lowered consumer and business spending could negatively affect our results of operations

        Our primary customer base is individual consumers. In the event that the economic downturn that the United States has been experiencing becomes more pronounced or continues and spending by individual consumers drops significantly, our business may be negatively affected.

        There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects remain uncertain.

        Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS

        The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our network to become obsolete. Sprint PCS may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

        If Sprint PCS is unable to keep pace with these technological changes or changes in the wireless communications market based on the effects of consolidation or from the uncertainty of future government regulation, the technology used on our network or our business strategy may become obsolete. In addition, wireless carriers have been implementing an upgrade known as "third generation," or "3G," technology throughout the industry. The 3G technology promises high-speed, always-on Internet connectivity and high quality video and audio. To take advantage of these enhanced 3G features, subscribers will need to purchase a 3G-capable handset. We cannot assure you that Sprint PCS' and our implementation of 1XRTT or 3G technology will be successful or on a cost-effective basis.

        Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services, either of which could impair our financial performance

        Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the Federal Communications Commission, the Federal Trade Commission, the Federal Aviation

Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation by these regulatory bodies would negatively impact our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our relationship with Sprint.

        Use of hand-held phones may pose health risks, which could result in the reduced use of wireless services or liability for personal injury claims

        Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decrease in demand for wireless services, or costs of litigation and damage awards, could impair our ability to achieve and sustain profitability.

        Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations

        Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries. A number of U.S. state and local governments are considering or have recently enacted legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. Litigation and new restrictions or government regulations that restrict or prohibit wireless phone use could have a material adverse effect on our results of operations.

        Our business is seasonal and worse than expected fourth quarter results may cause the price of our securities to drop and significantly reduce our overall results of operations

        The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three calendar quarters. The price of our securities may drop and our overall results of operations could be significantly reduced if we have a worse than expected fourth quarter for any reason, including the following:

  •
  our inability to match or beat pricing plans offered by competitors;

  •
  the failure to adequately promote Sprint PCS' products, services and pricing plans;

  •
  our inability to obtain an adequate supply or selection of handsets;

  •
  a downturn in the economy of some or all of our markets; or

  •
  a poor holiday shopping season.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this prospectus and in the documents incorporated by reference herein. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate" or "predict," that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made in this prospectus and in any other documents or oral presentations made by us or on our behalf. In addition to the factors described in this prospectus under "Risk Factors" and those set forth from time to time in our filings with the SEC, important factors that could cause our actual results to differ materially from those in forward-looking statements include, among others, the following:

  •
  our dependence on our affiliation with Sprint PCS;

  •
  the competitiveness of and changes in Sprint's pricing plans, products and services;

  •
  increased competition in our markets;

  •
  the potential to experience a high rate of customer turnover;

  •
  Sprint PCS' credit policies;

  •
  customer quality;

  •
  changes in Sprint's fee structure with us;

  •
  our reliance on the timeliness, accuracy and sufficiency of financial and other data and information received from Sprint;

  •
  the ability of Sprint PCS to provide back office, customer care and other services;

  •
  anticipated future losses;

  •
  our debt level;

  •
  our ability to satisfy the conditions under the recent amendment to our senior credit facility;

  •
  adequacy of bad debt and other reserves;

  •
  rates of penetration in the wireless industry;

  •
  the marketability, liquidity and price volatility of Ubiquitel's common stock;

  •
  our ability to manage anticipated growth and rapid expansion;

  •
  changes in population;

  •
  changes or advances in technology; and

  •
  general economic and business conditions.

We assume no obligation to publicly update or revise any forward-looking statements made in this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise, after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders hereunder.

SELLING STOCKHOLDERS

        This prospectus only covers the sale of the shares of our common stock issuable upon the exercise of the selling stockholders' warrants. Except as noted in the table below, all of the warrants are currently exercisable. The following table provides information regarding the total ownership of our common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of the shares issuable upon the exercise of their warrants. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of such shares.

        Except as described in the table below, none of the selling stockholders have had any position, office or other material relationship with us within the past three years. In connection with the issuance of warrants to purchase the shares offered under this prospectus, we entered into a registration rights agreement with the selling stockholders. Under the registration rights agreement, we agreed to file the registration statement of which this prospectus forms a part and to pay substantially all of the expenses incidental to the registration of the shares of our common stock, including all costs incidental to the offering and sale of the shares by the selling stockholders to the public other than any brokerage fees, selling commissions or underwriting discounts. We further agreed to keep the registration statement of which this prospectus is a part effective until such time as all of these selling stockholders have completed the sale or distribution of their shares. If we default in the performance of our registration obligations under the registration rights agreement, we have agreed to pay liquidated damages to the selling stockholders of an aggregate of $1,250 per day for so long as the default continues during the 90-day period immediately following the default, an aggregate of $2,500 per day for so long as the default continues during the period that is 91-120 days following the default, an aggregate of $3,750 per day for so long as the default continues during the period that is 121 to 150 days following the default and an aggregate of $5,000 per day for so long as the default continues during the period that is 151 or more days following the default. The liquidated damages would be paid to the selling stockholders pro rata based upon the number of shares issued upon exercise of the warrants held by each selling stockholder. Our obligation to pay liquidated damages in the event of such a default will be automatically and permanently discharged as of the date on which more than 75% of the unsold shares of our common stock covered by the registration statement are eligible for resale under Rule 144(k) of the Securities Act of 1933 or if the default is caused, or if already pending, is extended, by reason of suspension of trading in securities on the New York Stock Exchange or the Nasdaq National Market or if there occurs any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States, any declaration of war by the United States Congress or any other national or international calamity or emergency.

        As of April 11, 2003, there were 81,590,534 shares of our common stock outstanding. Beneficial ownership has been determined in accordance with the rules of the SEC (except that the shares issuable upon exercise of the warrants, whether or not the warrants are exercisable presently or within 60 days of April 11, 2003, are treated as beneficially owned and reported as such), and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

	Ownership Prior to the Offering			Ownership After the Offering
Name			Number of Shares Offered(1)
	Shares	Percentage		Shares	Percentage
BRU Holding Co., LLC(2)	7,395,350	8.7%	3,000,000	4,395,350	5.4%
Trellus Partners, L.P.(3)	5,837,600	6.9%	2,000,000	3,837,600	4.6%
Ballyshannon Partners, L.P.(4)	3,052,400	3.7%	1,400,000	1,652,400	2.0%
Porter Partners, L.P.(5)	2,723,200	3.3%	1,000,000	1,723,200	2.1%
Talkot Crossover Fund, L.P.(6)	1,193,231	1.4%	1,000,000	193,231	*
Russell Investments(7)	560,000	*	560,000	0	0
Express Marine, Inc.(8)	1,174,800	1.4%	500,000	674,800	*
305 Investments, L.P.(9)	832,221	1.0%	500,000	332,221	*
CBT Wireless Investments, L.L.C.(10)	1,145,324	1.4%	500,000	645,324	*
Joseph N. Walter(11)	2,796,904	3.4%	250,000	2,546,904	3.1%
Richard C. Walling, Jr.(12)	100,000	*	100,000	0	0
Ballyshannon Family Partnership, L.P.(13)	500,000	*	100,000	400,000	*

TOTAL			10,910,000

*
Represents ownership of less than 1%.

(1)
The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)
Includes 3,000,000 shares of our common stock issuable upon exercise of warrants issued to the selling stockholder, which is a Delaware limited liability company and controlled by Mr. Bruce E. Toll, a director of UbiquiTel. None of these warrants are currently exercisable and will not become exercisable at their exercise price of $0.01 per share unless we obtain stockholder approval for the issuance of the shares underlying the warrants in accordance with Nasdaq Marketplace Rule 4350(i)(1)(A) on or before September 30, 2003. If shareholder approval is not obtained on or before such date, the warrants will become exercisable at an exercise price of $0.29 per share rather than $0.01 per share. Also includes 4,380,350 shares held by the selling stockholder and 15,000 shares issuable upon the exercise of stock options held by Mr. Toll presently exercisable or exercisable within 60 days of April 11, 2003. Mr. Toll, a director of UbiquiTel, is the sole member of BRU Holding Co., LLC and has voting and investment power over the shares. The address of BRU Holding Co., LLC and Mr. Toll is 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

(3)
Includes 2,000,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a Delaware limited partnership. Mr. Adam Usdan is the controlling member of Trellus Company, LLC, a Delaware limited liability company, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Trellus Partners, L.P. is 350 Madison Avenue, 9th Floor, New York, NY 10017.

(4)
Includes 1,400,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a Pennsylvania limited partnership. Bruce E. Terker is the President of Ballyshannon Partners, Inc., a Pennsylvania corporation, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Ballyshannon Partners, L.P. is 325 Bryn Mawr Avenue, Bryn Mawr, PA 19010.

(5)
Includes 1,000,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a California limited partnership. Mr. Jeffrey H. Porter is its general partner and has voting and investment power over the shares. The address of Porter Partners, L.P. is 300 Drakes Landing Road, Suite 175, Greenbrae, CA 94904.

(6)
Includes 1,000,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a California limited partnership. Thomas B. Akin is its managing partner and has voting and investment power over the shares. The address of Talkot Crossover Fund, L.P. is 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

(7)
Represents 560,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder. Mr. John Russell is its Chief Executive Officer and has voting and investment power over the shares. Mr. John Russell is the brother of Dean Russell, our Chief Operating Officer. The address of Russell Investments is 1021 Troublesome Creek Lane, Greensboro, GA 30642.

(8)
Includes 500,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a Delaware corporation. Mr. Richard C. Walling, Jr. is the Vice President of Express Marine, Inc. and has voting and investment power over the shares. The address of Express Marine, Inc. is 1150 First Avenue, Suite 600A, King of Prussia, PA 19406.

(9)
Includes 500,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a Pennsylvania limited partnership. Mr. Richard C. Walling, Jr. is its managing partner and has voting and investment power over the shares. The address of 305 Investments, L.P. is 1150 First Avenue, Suite 600A, King of Prussia, PA 19406.

(10)
Includes 500,000 shares of our common stock issuable upon exercise of warrants issued to the selling stockholder, which is a Washington limited liability company and controlled by Mr. Peter Lucas, a director of UbiquiTel. None of these warrants are currently exercisable and will not become exercisable at their exercise price of $0.01 per share unless we obtain stockholder approval for the issuance of the shares underlying the warrants in accordance with Nasdaq Marketplace Rule 4350(i)(1)(A) on or before September 30, 2003. If shareholder approval is not obtained on or before such date, the warrants will become exercisable at an exercise price of $0.29 per share rather than $0.01 per share. Also includes 630,324 shares held by the selling stockholder. Mr. Lucas, a director of UbiquiTel, serves as the general manager of CBT Wireless Investments, L.L.C. and has voting and investment power over the shares, as to which shares Mr. Lucas disclaims beneficial ownership. Mr. Lucas served as the Interim Chief Financial Officer of UbiquiTel from its inception until July 2001, except for a two-month period during late 2000. Also includes 15,000 shares issuable to Mr. Lucas upon the exercise of stock options presently exercisable or exercisable within 60 days of April 11, 2003. The address of Mr. Lucas and CBT Wireless Investments, L.L.C. is 1733 H Street, #330-141, Blaine, Washington 98230.

(11)
Includes 250,000 shares of our common stock issuable upon exercise of warrants issued to the selling stockholder, who is a director of UbiquiTel. None of these warrants are currently exercisable and will not become exercisable at their exercise price of $0.01 per share unless we obtain stockholder approval for the issuance of the shares underlying the warrants in accordance with Nasdaq Marketplace Rule 4350(i)(1)(A) on or before September 30, 2003. If shareholder approval is not obtained on or before such date, the warrants will become exercisable at an exercise price of $0.29 per share rather than $0.01 per share. Also includes 2,531,904 shares held by The Walter Group, Inc., a Washington corporation. Mr. Walter, a director of UbiquiTel, is a principal of The Walter Group, Inc. and may be deemed to be the beneficial owner of the shares held by The Walter Group, Inc. The Walter Group provided consulting services to UbiquiTel in 2000. Mr. Walter disclaims beneficial ownership of such shares. Also includes 15,000 shares issuable upon the exercise of stock options held by Mr. Walter presently exercisable or exercisable within 60 days of April 11, 2003. The address of Mr. Walter is 516 36th Avenue East, Seattle, WA 98112 and the address of The Walter Group, Inc. is 120 Lakeside Avenue, Suite 300, Seattle, Washington 98122.

(12)
Represents 100,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder. The address of Richard C. Walling, Jr. is 1150 First Avenue, Suite 600A, King of Prussia, PA 19406.

(13)
Includes 100,000 shares of our common stock issuable upon exercise of the warrants issued to the selling stockholder, which is a Pennsylvania limited partnership. Bruce E. Terker is the President of Ballyshannon Partners, Inc., a Pennsylvania corporation, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Ballyshannon Family Partnership, L.P. is 325 Bryn Mawr Avenue, Bryn Mawr, PA 19010.

PLAN OF DISTRIBUTION

General

        We are registering the shares on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes the pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

        Sales of shares of common stock by the selling stockholders may involve any of the following:

  •
  block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers, or

  •
  privately negotiated transactions.

        In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholders. Certain of the selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.

        The selling stockholders may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary).

        Agents, broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any agents, broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders might be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

        All costs, expenses and fees in connection with the registration of the shares will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

        We have advised the selling stockholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Exchange Act, including the anti-manipulative provisions of Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by them.

        In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        Upon us being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon us being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the common stock offered under this prospectus will be passed upon for UbiquiTel Inc. by Greenberg Traurig, P.A., Miami, Florida.

EXPERTS

        The consolidated financial statements of UbiquiTel Inc. and its subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated balance sheet of UbiquiTel and subsidiaries as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, then as stated in their report thereon incorporated by reference herein. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corporation. On May 15, 2002, upon the recommendation of the audit committee of our board of directors, our board of directors approved the dismissal of Arthur Andersen as our independent public accountants and the appointment of PricewaterhouseCoopers LLP to serve as our independent public accountants for the fiscal year ending December 31, 2002.

        Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the SEC on August 31, 2002, and was sentenced to five years probation on October 16, 2002. Arthur Andersen has not consented to the incorporation by reference of their audit report in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2002. As a result, you may not be able to recover any amount from Arthur Andersen in connection with any claim that may arise out of Arthur Andersen's audit of our financial statements.

        Under U.S. securities regulations, issuers are generally required to obtain a current written consent from the independent certified public accountants that audit their financial statements in order to include the corresponding audit reports in a registration statement filed with the SEC. Arthur Andersen has ceased to practice before the SEC and is therefore not in a position to provide a currently dated written consent which would normally be required upon the filing of the registration statement that includes this prospectus. In reliance on the temporary relief provided by the SEC under Securities Act Rule 437a, we filed the registration statement without including a currently dated written consent of Arthur Andersen. Arthur Andersen's failure to deliver a currently dated written consent will limit your ability to sue Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in the 2001 and 2000 financial statements covered by their report. In addition, Arthur Andersen's conviction on June 15, 2002 on federal obstruction of justice charges and Arthur Andersen's subsequent cessation of practice before the SEC on August 31, 2002 adversely affect the ability of Arthur Andersen to satisfy any claims arising out of Arthur Andersen's audit of our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our reports are also available on our Internet website at www.ubiquitelpcs.com as soon as practicable after we electronically file such material with the SEC. The reports and other information contained on our website are not incorporated by reference in this prospectus.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are "incorporating by reference" certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002; and

  •
  The description of our common stock filed as part of our registration statement on Form 8-A dated June 7, 2000.

        All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act"), after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

        We will provide a copy of the documents we incorporate by reference, at no cost, to any eligible offeree who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: One West Elm Street, Suite 400, Conshohocken, Pennsylvania 19428, (610) 832-3300, Attention: Investor Relations.

                        , 2003

UBIQUITEL INC.

10,910,000 Shares of Common Stock

P R O S P E C T U S

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee	$375
Legal Fees and Expenses	$20,000
Accounting Fees and Expenses	$20,000
Printing and Engraving Expenses	$5,000
Miscellaneous	$7,500

Total	$52,875

        All amounts except for the Securities and Exchange Commission registration fee are estimated.

Item 15. Indemnification of Directors and Officers.

        The Amended and Restated Certificate of Incorporation, as amended, of UbiquiTel Inc. ("UbiquiTel") provides that the liability of the directors and officers of UbiquiTel to UbiquiTel or any of its stockholders for monetary damages arising from a breach of their fiduciary duty as directors and officers shall be limited to the fullest extent permitted by the General Corporation Law of Delaware. This limitation does not apply with respect to any action in which a director or officer would be liable under Section 174 of the General Corporation Law of Delaware, nor does it apply with respect to any liability in which a director or officer:

  •
  breached his duty of loyalty to UbiquiTel or its stockholders;

  •
  did not act in good faith or, in failing to act, did not act in good faith;

  •
  acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

  •
  derived an improper personal benefit.

        UbiquiTel's Bylaws provide that UbiquiTel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of UbiquiTel) by reason of the fact that he is or was a director, officer, employee, or agent of UbiquiTel, or is or was serving at the request of UbiquiTel as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of UbiquiTel and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        The power to indemnify applies to actions brought by or in the right of UbiquiTel as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to UbiquiTel unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. To the extent that any present or former director of UbiquiTel has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        UbiquiTel has purchased directors' and officers' liability insurance covering its directors and officers in amounts customary for similarly situated companies.

Item 16. Exhibits

Exhibit Number	Description
^ 4.1	Amended and Restated Certificate of Incorporation of UbiquiTel Inc. (3.1)
^^ 4.2	Amendment to Amended and Restated Certificate of Incorporation of UbiquiTel Inc. (3.2)
^ 4.3	Amended and Restated Bylaws of UbiquiTel Inc. (3.2)
* 4.4	Note Purchase Agreement dated as of February 14, 2003 among UbiquiTel Operating Company, UbiquiTel Inc. and the purchasers listed on the signature pages thereto. (10.29)
* 4.5	Form of Warrant dated February 26, 2003 issued to certain purchasers of 14% Senior Discount Series B Notes due 2008. (4.6)
* 4.6	Form of Warrant dated February 26, 2003 issued to certain purchasers of 14% Senior Discount Series B Notes due 2008. (4.7)
* 4.7	Registration Rights Agreement dated as of February 26, 2003 by and among UbiquiTel Inc. and the security holders signatories thereto. (10.32)
* 4.8
Agreement dated as of February 14, 2003 among UbiquiTel, Inc., UbiquiTel Operating Company and the other persons signatories thereto relating to the Note Purchase Agreement dated as of February 14, 2003. (10.34)
* 4.9	Escrow Agreement dated as of February 14, 2003 among UbiquiTel Operating Company, Greenberg Traurig, LLP, as escrow agent, and the purchasers listed on the signature pages thereto. (10.33)
5.1	Opinion of Greenberg Traurig, P.A.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a of the Securities Act of 1933, as amended).
23.3	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages).

^
Incorporated by reference to the exhibit shown in parentheses and filed with the Registration Statement on Form S-1 of UbiquiTel Inc. (Reg. No. 333-32236).

^^
Incorporated by reference to the exhibit shown in parentheses and filed with the Registration Statement on Form S-3 of UbiquiTel Inc. (Reg. No. 333-39956).

*
Incorporated by reference to the exhibit shown in parentheses and filed with the Joint Annual Report on Form 10-K for the fiscal year ended December 31, 2002 of UbiquiTel Inc. and UbiquiTel Operating Company.

Item 17. Undertakings.

        (a)  The undersigned registrant hereby undertakes:

          (1)  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof, and

          (3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, UbiquiTel Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Conshohocken, State of Pennsylvania, on the 22nd day of April, 2003.

UBIQUITEL INC.
By:	/s/ DONALD A. HARRIS Donald A. Harris President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald A. Harris and James J. Volk his or her true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DONALD A. HARRIS Donald A. Harris	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 22, 2003
/s/ JAMES J. VOLK James J. Volk	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	April 22, 2003
/s/ ROBERT A. BERLACHER Robert A. Berlacher	Director	April 22, 2003
/s/ JAMES E. BLAKE James E. Blake	Director	April 22, 2003
/s/ MATTHEW J. BOOS Matthew J. Boos	Director	April 22, 2003
/s/ PETER LUCAS Peter Lucas	Director	April 22, 2003
/s/ BRUCE E. TOLL Bruce E. Toll	Director	April 22, 2003
/s/ EVE M. TRKLA Eve M. Trkla	Director	April 22, 2003
/s/ JOSEPH N. WALTER Joseph N. Walter	Director	April 22, 2003

INDEX TO EXHIBITS

Exhibit	Description
5.1	Opinion of Greenberg Traurig, P.A.
23.1	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1).

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TABLE OF CONTENTS
SUMMARY DESCRIPTION OF OUR BUSINESS
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS